UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Proposed Amendments to Terms of Debentures

Ellomay Capital Ltd. (the “Company”) is providing the following update in connection with the reports submitted by the Company to the Securities and Exchange Commission on Form 6-K on December 16, 2025, December 29, 2025, February 12, 2026 and March 4, 2026 related to transactions which resulted in the change in control of the Company.

Following discussions with the holders of the Company’s debentures due to the change in control of the Company, the Company requested the trustee for the debenture holders to publish, in Israel, notices of meetings of each series of debentures (Series D-G). The notices were published on March 22, 2026 and the agenda for the meetings includes the approval of the change of control of the Company and of the following amendments to the deeds of trust governing the debentures:

Series D Convertible Debentures

●	An amendment to Section 9.1.23 to the deed of trust (the change in control immediate repayment provision) to replace the reference to Messrs. Ran Fridrich and Shlomo Nehama to a reference to O.Y. Nofar Energy Ltd. and Mr. Ofer Yanay.

In addition, the Company intends to advance the approval of a decrease in the conversion price of the Series D Debentures from NIS 165 per ordinary share to NIS 101.5 per ordinary share. Such decrease is subject to court approval (and any additional approvals required by the court, including potentially the approvals of the holders of the debentures and the Company’s shareholders) and to a listing approval of the additional shares by the NYSE American and Tel Aviv Stock Exchange and therefore the Company cannot currently estimate whether and when it will be implemented.

For more information concerning the Company’s Series D Debentures see “Item 5.B: Liquidity and Capital Resources” under “Series D Convertible Debentures” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”) and the translation of the Series D Deed of Trust attached as Exhibit 4.17 to the 2024 Annual Report.

Series E Secured Debentures

●	An increase in the annual interest rate commencing June 4, 2026 (the date in which the change of control immediate repayment provision is expected to be triggered in connection with the recent change of control of the Company) from 6.05% to 6.15%;

●	A decrease in the annual interest rate spread added to the Government Debenture Yield (as defined in the deed of trust governing the debentures) used to calculate the amount due to the holders of debentures in the event of an early redemption initiated by the Company in Section 8.2.7 of the deed of trust) from 1.25% to 1%, commencing June 4, 2026; and

●	An amendment to Section 9.1.23 to the deed of trust (the change in control immediate repayment provision) to replace the reference to Messrs. Ran Fridrich and Shlomo Nehama to a reference to O.Y. Nofar Energy Ltd. and Mr. Ofer Yanay.

For more information concerning the Company’s Series E Debentures see “Item 5.B: Liquidity and Capital Resources” under “Series E Secured Debentures” of the 2024 Annual Report and the translation of the Series E Deed of Trust attached as Exhibit 4.20 to the 2024 Annual Report.

Series F Debentures

●	An increase in the annual interest rate commencing June 4, 2026 (the date in which the change of control immediate repayment provision is expected to be triggered in connection with the recent change of control of the Company) from 5.5% to 5.75%. This increase will be eliminated in the event, and for as long as, the Series F Debentures are rated above Baa1.il (or an equivalent rating);

●	A decrease in the annual interest rate spread added to the Government Debenture Yield (as defined in the deed of trust governing the debentures) used to calculate the amount due to the holders of debentures in the event of an early redemption initiated by the Company in Section 8.2.7 of the deed of trust) from 1.75% to 1.3%, commencing June 4, 2026; and

●	An amendment to Section 9.1.23 to the deed of trust (the change in control immediate repayment provision) to replace the reference to Messrs. Ran Fridrich and Shlomo Nehama to a reference to O.Y. Nofar Energy Ltd. and Mr. Ofer Yanay.

For more information concerning the Company’s Series F Debentures see “Item 5.B: Liquidity and Capital Resources” under “Series F Debentures” of the 2024 Annual Report and the translation of the Series F Deed of Trust attached as Exhibit 4.24 to the 2024 Annual Report.

Series G Debentures

●	An increase in the annual interest rate commencing June 4, 2026 (the date in which the change of control immediate repayment provision is expected to be triggered in connection with the recent change of control of the Company) from 6.34% to 6.59%. This increase will be eliminated in the event, and for as long as, the Series G Debentures are rated above Baa1.il (or an equivalent rating);

●	A decrease in the annual interest rate spread added to the Government Debenture Yield (as defined in the deed of trust governing the debentures) used to calculate the amount due to the holders of debentures in the event of an early redemption initiated by the Company in Section 8.2.7 of the deed of trust) from 1.5% to 1.3%, commencing June 4, 2026; and

●	An amendment to Section 9.1.23 to the deed of trust (the change in control immediate repayment provision) to replace the reference to Messrs. Ran Fridrich and Shlomo Nehama to a reference to O.Y. Nofar Energy Ltd. and Mr. Ofer Yanay.

For more information concerning the Company’s Series G Debentures see “Item 4.A: History and Development of Ellomay” under “Series G Debentures Public Offering in Israel” of the 2024 Annual Report and the translation of the Series G Deed of Trust attached as Exhibit 4.26 to the 2024 Annual Report.

These amendments are subject to the approval of the holders of each series of debentures. There can be no assurance that the change of control or the amendments will be approved.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the possibility that debenture holders will not approve the amendments or renegotiate certain terms, changes in electricity prices and demand, regulatory changes, increases in interest rates and inflation, the impact of the war and hostilities in Israel and Gaza and the war between Israel and Iran, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, technical and other disruptions in the operations or construction of the power plants owned by the Company, the impact of the continued military conflict between Russia and Ukraine, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: March 23, 2026

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